STATEMENT OF INVESTMENTS

Dreyfus Basic California Municipal Money Market Fund

September 30, 2007 (Unaudited)

Short-Term Investments--99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--87.1%				
ABAG Finance Authority for				
Non-Profit Corporations,				
Revenue (Grauer Foundation for				
Education Project) (LOC;				
Comerica Bank)	3.87	10/7/07	3,920,000 a	3,920,000
California,				
Economic Recovery Bonds	5.00	1/1/08	285,000	285,896
California,				
GO (Kindergarten-University)				
(LOC: California State				
Teachers Retirement and				
Citibank NA)	3.90	10/1/07	1,350,000 a	1,350,000
California,				
GO Notes	5.50	10/1/07	600,000	600,000
California,				
GO Notes	6.30	10/1/07	300,000	300,000
California,				
GO Notes	7.20	5/1/08	100,000	101,984
California,				
GO Notes (LOC: Bank of				
America, Bank of Nova Scotia				
and Landesbank				
Hessen-Thuringen Girozentrale)	3.68	10/7/07	5,000,000 a	5,000,000
California,				
GO Notes (Various Purpose)				
(Insured; MBIA)	7.50	10/1/07	160,000	160,000
California,				
GO Notes, Refunding	5.00	10/1/07	850,000	850,000
California,				
Various Purpose GO Notes	11.00	12/1/07	600,000	607,040
California,				
Various Purpose GO Notes	6.25	4/1/08	750,000	759,296
California,				
Veterans GO Notes	4.65	12/1/07	100,000	100,172
California Department of Veteran				
Affairs, Home Purchase Revenue	4.55	12/1/07	670,000	670,773
California Department of Water				
Resources, Power Supply				
Revenue (LOC; BNP Paribas)	3.97	10/1/07	1,650,000 a	1,650,000
California Department of Water				
Resources, Power Supply				
Revenue (LOC; Citibank NA)	3.97	10/1/07	3,600,000 a	3,600,000
California Educational Facilities				
Authority, Revenue, Refunding				
(Art Center College of Design)				
(LOC; Allied Irish Banks)	3.85	10/7/07	3,950,000 a	3,950,000
California Infrastructure and				

Economic Development Bank, IDR (Starter and Alternator Exchange, Inc. Project) (LOC; California State Teachers Retirement System)	4.00	10/7/07	1,100,000 a	1,100,000
California Infrastucture and Economic Development Bank, Industrial Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.87	10/7/07	1,500,000 a	1,500,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	3.85	10/7/07	900,000 a	900,000
California Pollution Control Financing Authority, RRR (Wadham Energy Project) (LOC; BNP Paribas)	3.82	10/7/07	2,500,000 a	2,500,000
California Pollution Control Financing Authority, SWDR (Northern Recycling Project) (LOC; Union Bank of California)	3.87	10/7/07	3,435,000 a	3,435,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.85	10/7/07	2,000,000 a	2,000,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.87	10/7/07	2,000,000 a	2,000,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	3.87	10/7/07	3,910,000 a	3,910,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	3.87	10/7/07	1,700,000 a	1,700,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC)	4.25	7/1/08	3,000,000	3,013,639
California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA)	4.50	6/30/08	2,000,000	2,012,375
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments)				

(Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.94	10/7/07	400,000 a,b	400,000
California Statewide Communities Development Authority, MFHR (Olen Jones Senior Apartments Project) (LOC; Citibank NA)	4.06	10/7/07	860,000 a	860,000
California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank)	3.91	10/7/07	5,900,000 a	5,900,000
California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente)	3.68	11/8/07	1,000,000	1,000,000
Fresno Unified School District, GO Notes, Refunding (Insured; MBIA)	5.85	2/1/08	100,000	100,667
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley and Co.)	3.93	10/7/07	5,000,000 a,b	5,000,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	3.94	10/7/07	3,920,585 a,b	3,920,585
Los Angeles County, GO Notes, TRAN	4.50	6/30/08	1,550,000	1,558,916
Los Angeles County School and Community College Districts, Pooled TRANS Participation Certificates (Los Angeles County Schools Pooled Financing Program)	4.50	6/30/08	1,915,000	1,926,975
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	3.69	11/15/07	1,000,000	1,000,000
Los Angeles Unified School District, GO Notes, TRAN	4.25	12/3/07	400,000	400,379
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.90	10/7/07	2,700,000 a,b	2,700,000
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.98	10/1/07	3,500,000 a	3,500,000
Modesto Irrigation District				

Financing Authority, Domestic Water Project Revenue (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	3.91	10/7/07	3,950,000 a,b	3,950,000
Norco Redevelopment Agency, Tax Allocation Revenue, Refunding (Norco Redevelopment Project Area Number One) (Insured; MBIA)	3.80	3/1/08	175,000	175,000
Pasadena Unified School District, GO Notes, Refunding (Insured; FGIC)	5.00	11/1/07	200,000	200,178
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.98	10/1/07	2,000,000 a	2,000,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.83	10/7/07	6,205,000 a,b	6,205,000
Puttable Floating Option Tax Exempt Receipts (East Bay Municipal Utility District, Wastewater System Subordinated Revenue) (Insured: AMBAC, FGIC and MBIA and Liquidity Facility; Merrill Lynch Capital Services)	3.92	10/7/07	2,220,000 a,b	2,220,000
Ravenswood City School District, GO Notes, TRAN	4.00	7/1/08	2,400,000	2,405,189
Sacramento Metropolitan Fire District, GO Notes, TRAN	4.25	6/30/08	3,000,000	3,011,868
San Diego County, COP (Friends of Chabad Lubavitch) (LOC; Comerica Bank)	3.85	10/7/07	1,600,000 a	1,600,000
San Diego County and School District, TRAN (Note Program Note Participations)	4.50	6/30/08	2,620,000	2,636,591
San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Insured; FGIC)	5.00	5/1/08	100,000	100,739
San Francisco City and County Airport Commission, San Francisco International				

Airport Second Series Revenue (Issue 15A) (Insured; FSA)	5.50	5/1/08	140,000	141,225
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.89	10/7/07	7,000,000 a,b	7,000,000
West Covina Public Financing Authority, LR, Refunding (Public Facilities Project) (LOC; California State Teachers Retirement System)	3.78	10/7/07	2,650,000 a	2,650,000

U.S. Related--12.3%

BB&T Municipal Trust (Puerto Rico Infrastructure Financing Authority, Special Tax Revenue) (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	3.90	10/7/07	3,600,000 a,b	3,600,000
Guam, Limited Obligation Section 30 Revenue (Insured; FSA)	3.70	12/1/07	225,000	225,007
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.92	10/7/07	6,000,000 a,b	6,000,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.50	7/1/08	135,000	136,766
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.75	7/1/08	240,000	243,524
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.00	7/1/08	190,000	191,770
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	5.50	7/1/08	500,000	507,500
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Authority, Higher Education Revenue (Inter American University of Puerto Rico Project) (Insured; MBIA)	5.00	10/1/07	100,000	100,000
Puerto Rico Municipal Finance Agency, GO Notes (Insured; FSA)	5.50	8/1/08	100,000	101,413
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia				

Credit Locale)	3.89	10/7/07	4,500,000 a,b	4,500,000

Total Investments (cost $126,145,467)	**99.4%**	**126,145,467**
Cash and Receivables (Net)	**.6%**	**778,911**
Net Assets	**100.0%**	**126,924,378**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $45,495,585 or 35.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement

SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic Massachusetts Municipal Money Market Fund

September 30, 2007 (Unaudited)

Short-Term Investments--99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
ABN AMRO Munitops Certificates Trust (Massachusetts Water Resources Authority) (Insured; FSA and Liquidity Facility; ABN-AMRO)	3.91	10/7/07	5,845,000 a	5,845,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.77	10/7/07	4,240,000 a	4,240,000
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.77	10/7/07	6,000,000 a	6,000,000
Braintree, GO Notes, BAN	4.00	11/14/07	4,500,000	4,502,620
Canton Housing Authority, MFHR, Refunding (Canton Arboretum Apartments) (Insured; FNMA)	3.88	10/7/07	6,665,000 a	6,665,000
Eclipse Funding Trust (Massachusetts Water Resources Authority) (Insured; MBIA and Liquidity Facility; U.S. Bank)	3.88	10/7/07	6,000,000 a	6,000,000
Littleton, GO Notes, BAN	4.10	1/24/08	2,500,000	2,504,252
Massachusetts (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.91	10/7/07	3,995,000 a	3,995,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	4.05	10/1/07	1,000,000 a	1,000,000
Massachusetts, GO Notes, Refunding (Liquidity Facility; Citibank NA)	3.86	10/7/07	4,000,000 a	4,000,000
Massachusetts Bay Transportation Authority, General Transportation Systems, GO Notes (Liquidity Facility; Westdeutsche Landesbank)	3.77	10/7/07	3,500,000 a	3,500,000
Massachusetts Development Finance Agency, Higher Education				

Revenue, Refunding (Smith College Issue)	3.82	10/7/07	5,000,000 a	5,000,000
Massachusetts Development Finance Agency, Revenue (Beaver Country Day School Issue) (LOC; Allied Irish Banks)	3.87	10/7/07	4,400,000 a	4,400,000
Massachusetts Development Finance Agency, Revenue (Boston Children's Museum Issue) (LOC; Royal Bank of Scotland)	3.84	10/7/07	2,500,000 a	2,500,000
Massachusetts Development Finance Agency, Revenue (Brandon Residential Treatment Center, Inc. Project) (LOC; SunTrust Bank)	3.86	10/7/07	1,700,000 a	1,700,000
Massachusetts Development Finance Agency, Revenue (Checon Corporation Issue) (LOC; Bank of America)	3.90	10/7/07	3,250,000 a	3,250,000
Massachusetts Development Finance Agency, Revenue (Elderhostel, Inc. Issue) (LOC; Royal Bank of Scotland PLC)	3.87	10/7/07	3,045,000 a	3,045,000
Massachusetts Development Finance Agency, Revenue (Exploration School, Inc. Issue) (LOC; TD Banknorth, N.A.)	3.86	10/7/07	2,750,000 a	2,750,000
Massachusetts Development Finance Agency, Revenue (Lasell College Issue) (LOC; Citizens Bank of Massachusetts)	3.86	10/7/07	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	3.84	10/7/07	1,330,000 a	1,330,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.85	10/7/07	3,745,000 a	3,745,000
Massachusetts Development Finance Agency, Revenue (Worcester Academy Issue) (LOC; Allied Irish Banks)	3.88	10/7/07	3,000,000 a	3,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Amherst College Issue)	3.60	1/10/08	3,000,000	3,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Bentley College Issue) (LOC; JPMorgan Chase Bank)	3.85	10/7/07	2,500,000 a	2,500,000
Massachusetts Health and				

Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.96	10/1/07	1,800,000 a	1,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	4.00	10/1/07	1,500,000 a	1,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Great Brook Valley Health Center) (LOC; TD Banknorth, N.A.)	3.87	10/7/07	1,600,000 a	1,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	3.71	10/1/07	1,200,000 a	1,200,000
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	3.74	10/7/07	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System - Capital Asset Program Issue) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.86	10/7/07	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (LOC; Citibank NA)	3.84	10/7/07	6,000,000 a	6,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Peabody Essex Museum Issue) (LOC; Royal Bank of Scotland)	3.84	10/7/07	4,400,000 a	4,400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.91	10/7/07	4,485,000 a	4,485,000
Massachusetts Health and Educational Facilities				

Authority, Revenue (University of Massachusetts Issue) (LOC; Dexia Credit Locale)	3.82	10/7/07	2,400,000 a	2,400,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	3.80	10/7/07	4,475,000 a	4,475,000
Massachusetts School Building Authority, CP (LOC; Bank of Nova Scotia)	3.55	3/12/08	2,000,000	2,000,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.86	10/7/07	3,700,000 a	3,700,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.88	10/7/07	2,600,000 a	2,600,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	4.05	10/1/07	700,000 a	700,000
Northborough-Southborough Regional School District, GO Notes, BAN	4.00	10/25/07	2,500,000	2,500,761
University of Massachusetts Building Authority, Project and Refunding Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.86	10/7/07	3,000,000 a	3,000,000

Total Investments (cost $134,832,633)	**99.2%**	**134,832,633**
Cash and Receivables (Net)	**.8%**	**1,037,365**
Net Assets	**100.0%**	**135,869,998**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes

BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic New York Municipal Money Market Fund

September 30, 2007 (Unaudited)

Short-Term Investments--99.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--97.8%				
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) (LOC; Citizens Bank of Massachusetts)	3.93	10/7/07	1,545,000 a	1,545,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	3.92	10/7/07	3,700,000 a	3,700,000
Albany Industrial Development Agency, Civic Facility Revenue (CHF Holland Suites, L.L.C. Project) (LOC; TD Banknorth, N.A.)	3.87	10/7/07	6,390,000 a	6,390,000
Albany Industrial Development Agency, Civic Facility Revenue (Corning Preserve/Hudson Riverfront Development Project) (LOC; Key Bank)	3.92	10/7/07	1,355,000 a	1,355,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.92	10/7/07	4,245,000 a	4,245,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	2,000,000	2,008,360
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,346,000	1,348,436
Auburn Industrial Development Authority, IDR (Fat Tire LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.99	10/7/07	1,300,000 a	1,300,000
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,000,000	2,002,830
Chautauqua County, GO Notes, TAN	4.00	12/21/07	1,170,000	1,171,006
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,100,000	3,105,306
Colonie, GO Notes, BAN	4.00	4/4/08	1,500,000	1,501,847
Colonie, GO Notes, BAN	4.25	4/4/08	7,000,000	7,015,393
Erie County Industrial Development				

Agency, IDR (Luminescent System Inc. Project) (LOC; HSBC Bank USA)	4.00	10/7/07	3,995,000 a	3,995,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,003,430
Goldman Sachs Pool Trust (Riverhead Industrial Development Authority, MFHR (Riverhead Village Preservation, L.P. Project)) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	3.94	10/7/07	2,600,000 a,b	2,600,000
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,400,000	2,407,828
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.91	10/7/07	21,800,000 a,b	21,800,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.93	10/7/07	10,000,000 a,b	10,000,000
Lancaster Industrial Development Agency, IDR (Jiffy-Tite Company, Inc. Project) (LOC; Key Bank)	3.99	10/7/07	1,180,000 a	1,180,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.93	10/7/07	6,790,000 a,b	6,790,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.72	10/11/07	4,000,000	4,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.71	12/6/07	1,000,000	1,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.72	12/14/07	5,000,000	5,000,000
Metropolitan Transportation Authority, Transportation Revenue, Refunding (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.90	10/7/07	2,000,000 a,b	2,000,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.89	10/7/07	2,500,000 a	2,500,000

Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.89	10/7/07	5,345,000 a	5,345,000
Monroe County Industrial Development Agency, IDR (2883 Associates LP) (LOC; HSBC Bank USA)	4.00	10/7/07	895,000 a	895,000
Monroe County Industrial Development Agency, IDR (Mercury Print Productions Inc. Facility) (LOC; M&T Bank)	4.06	10/7/07	285,000 a	285,000
Nassau County, GO Notes, TAN	4.25	9/30/07	5,000,000	5,000,000
New York City (LOC; Bank of America)	4.02	10/1/07	4,600,000 a	4,600,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.72	11/8/07	4,500,000	4,500,000
New York City Industrial Development Agency, Civic Facility Revenue (Abraham Joshua Heschel High School Project) (LOC; Allied Irish Banks)	3.92	10/7/07	4,000,000 a	4,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	3.87	10/7/07	3,400,000 a	3,400,000
New York City Industrial Development Agency, Civic Facility Revenue (Hewitt School Project) (LOC; Allied Irish Banks)	3.87	10/7/07	1,570,000 a	1,570,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.86	10/7/07	4,200,000 a	4,200,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.89	10/7/07	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	3.87	10/7/07	4,000,000 a	4,000,000

New York City Industrial Development Agency, Civic Facility Revenue (The Allen-Stevenson School Project) (LOC; Allied Irish Banks)	3.87	10/7/07	3,105,000 a	3,105,000
New York City Industrial Development Agency, Civic Facility Revenue, Refunding (Federation of Protestant Welfare Agencies Inc. Project) (LOC; Allied Irish Banks)	3.87	10/7/07	3,000,000 a	3,000,000
New York City Industrial Development Agency, IDR (Novelty Crystal Corporation Project) (LOC; Commerce Bank N.A.)	3.97	10/7/07	3,645,000 a	3,645,000
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank NA and Liquidity Facility; Citibank NA)	3.91	10/7/07	700,000 a,b	700,000
New York City Industrial Development Agency, Special Facility Revenue (Air Express International Corporation Project) (LOC; Citibank NA)	3.91	10/7/07	5,000,000 a	5,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.91	10/1/07	1,000,000 a	1,000,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.93	10/7/07	18,080,000 a,b	18,080,000
New York State (LOC; Dexia Credit Locale)	3.70	12/4/07	3,000,000	3,000,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	4.05	10/1/07	6,100,000 a	6,100,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.87	10/7/07	9,600,000 a	9,600,000
New York State Energy Research and Development Authority, Facilities Revenue (Consolidated Edison Company of New York, Inc. Project)				

(LOC; Citibank NA)	3.84	10/7/07	5,000,000 a	5,000,000
New York State Housing Finance Agency, Housing Revenue (250 West 93rd Street) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.85	10/7/07	4,000,000 a	4,000,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.95	10/7/07	2,300,000 a	2,300,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC)	3.85	10/7/07	4,600,000 a	4,600,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.90	10/7/07	9,400,000 a	9,400,000
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	3.94	10/7/07	5,000,000 a,b	5,000,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.92	10/7/07	10,730,000 a	10,730,000
Newburgh Industrial Development Agency, MFHR (Belvedere Housing Project) (Liquidity Facility; Merrill Lynch)	4.04	10/7/07	6,100,000 a,b	6,100,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,200,000	1,202,062
Olean, GO Notes RAN	4.00	8/14/08	1,800,000	1,803,003
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.93	10/7/07	1,365,000 a	1,365,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.25	6/27/08	1,950,000	1,954,146
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	3,900,000	3,915,213
Port Authority of New York and New Jersey (Consolidated Bonds, 148th Series) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.90	10/7/07	6,875,000 a,b	6,875,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.75	11/15/07	2,200,000	2,200,000
Putnam County,				

GO Notes, TAN	4.00	11/15/07	2,800,000	2,801,340
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.89	10/7/07	8,025,000 a	8,025,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	3.88	10/7/07	6,340,000 a	6,340,000
Rockland County Industrial Development Agency, IDR (Intercos America Inc. Project) (LOC; HSBC Bank USA)	4.00	10/7/07	3,800,000 a	3,800,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.92	10/7/07	10,605,000 a	10,605,000
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,000,000	1,001,293
Syracuse Industrial Development Agency, Civic Facility Revenue, Refunding (Crouse Health Hospital, Inc. Project) (LOC; M&T Bank)	3.97	10/7/07	4,000,000 a	4,000,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Cortland College) (LOC; HSBC Bank USA)	3.88	10/7/07	4,150,000 a	4,150,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.93	10/7/07	4,610,000 a,b	4,610,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,000,000	2,002,898
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.86	10/7/07	2,900,000 a	2,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	3.87	10/7/07	6,800,000 a	6,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity				

Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.93	10/7/07	8,330,000 a,b	8,330,000

U.S. Related--1.9%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.92	10/7/07	2,000,000 a,b	2,000,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.89	10/7/07	4,400,000 a	4,400,000

Total Investments (cost $335,199,391)	**99.7%**	**335,199,391**
Cash and Receivables (Net)	**.3%**	**859,312**
Net Assets	**100.0%**	**336,058,703**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $94,885,000 or 28.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation

HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance